02020022

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED MAR 0 5 2002 354

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

P.E. 2/28/02

For the Month of February 2002

0-27144

BRANDERA INC.
(Name of Registrant)

5255 Yonge Street, Suite 705, Toronto, Ontario M2N 6P4
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F xxx Form 40-F ___

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934. Yes No xxx

This Form 6-K shall be deemed to be incorporated by reference into the prospectuses forming a part of the registration statements (333-11204 and 333-12664) and to be a part of such prospectuses from the date of the filing hereof.

January 2002 Information

1. Press Release dated February 18, 2002 – "BrandEra Completes First Tranche of Private Placement."

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly cause this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

BrandEra Inc. -- SEC File No. 0-27144
(Registrant)

PROCESSED
MAR 1 1 2002
THOMSON FINANCIAL

Date: March 4, 2002 By: ______________________
David Berman, VP Finance/Secretary

FOR IMMEDIATE RELEASE
Company Contact:

David Berman, CFO, VP Finance
Tel: (416) 226-2800 Fax:(416) 226-1931
Email: davidb@brandera.com

BRANDERA COMPLETES FIRST TRANCHE OF PRIVATE PLACEMENT

February 18, 2002

BRANDERA INC. ("BrandEra" or the "Company") (CDNX: YBD) (OTCBB: BRND) announced that it has completed a private placement issuance of 2,611,545 Common Shares for total proceeds of U.S.$1,044,618. This issuance forms the first tranche of a private placement to issue up to a maximum of 3,750,000 Common Shares for total proceeds of U.S.$1,500,000. The Company is presently in discussions with prospective investors regarding the sale of additional private placement shares.

As previously announced, BrandEra has entered into a share exchange agreement and proposed business combination with National Construction Group Inc. ("National") of Brossard, Quebec. The share exchange and business combination transaction is subject to regulatory and shareholder approval.

The Canadian Venture Exchange Inc. and the NASD OTC Bulletin Board have in no way passed upon the merits of the proposed transaction and have neither approved nor disapproved the contents of this press release.

About BrandEra

BrandEra is a business-to-business marketplace for creative, advertising and marketing professionals. The site offers Internet services for this vibrant and influential community, and provides a cohesive environment in which to work, find one another, and conduct business. Specific Web properties of the BrandEra network include BrandEra.com, BlackBook.com, Portfolios.com and MediaLot.com. In addition, BrandEra is a publisher of The Black Book, a group of specialty creative source books.

This press release may contain forward-looking statements relating to BrandEra. Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are the Company's inability to meet the conditions required by and the continued listing requirements of the OTC Bulletin Board, delays in product development, undetected software errors and bugs, competitive pressures, technical difficulties, market acceptance, changes in customer requirements, and general economic conditions, and other risks and uncertainties as described from time to time in the Company's reports and registration statements filed with the Securities and Exchange Commission and the Ontario Securities Commission. The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.